EXHIBIT 2.2

Amendment to Purchase and Sale Agreement dated as of December 20, 1996 by and among The Coastal Corporation, a Delaware corporation, Coastal Coal, Inc., a Delaware corporation, Atlantic Richfield Company, a Delaware corporation, and Itochu Corporation, a Japanese corporation, Coastal Transition, Inc., a Delaware corporation, Canyon Fuel Company, LLC, a Delaware limited liability company, ARCO Uinta Coal Company, a Delaware corporation and Itochu Coal International, Inc., a Delaware corporation.

                                                                     EXHIBIT 2.2


                    AMENDMENT TO PURCHASE AND SALE AGREEMENT


     This Agreement to Purchase and Sale Agreement ("Amendment"), dated this 20th day of December, 1996, is made by and among (i) The Coastal Corporation, a Delaware corporation ("Coastal"), and Coastal Coal, Inc., a Delaware corporation ("CCI" and, together with Coastal, "Sellers"), (ii) Atlantic Richfield Company, a Delaware corporation, and Itochu Corporation, a Japanese corporation (together, "Buyer Parents"), and (iii) Coastal Transition, Inc., a Delaware corporation ("CTI"), ARCO Uinta Coal Company, a Delaware corporation ("ARCO Uinta"), Itochu Coal International Inc., a Delaware corporation ("Itochu Coal"), and Canyon Fuel Company, LLC, a Delaware limited liability company (the "LLC" and, together with CTI, ARCO Uinta, and Itochu Coal, "New Parties").

                                    RECITALS

     A. Buyer Parents and Sellers are parties to a Purchase and Sale Agreement dated as of October 23, 1996 (the "Purchase Agreement"), providing for the sale by CCI and CTI, and the purchase by ARCO Uinta and Itochu Coal, of the ownership interests in the LLC, all upon and subject to the conditions therein set forth.

     B. Pursuant to the terms of the Purchase Agreement, certain entities are to be added as parties to the Purchase Agreement, and Buyer Parents and Sellers desire to amend the Purchase Agreement in certain other respects.

                                    AGREEMENT

     For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Sellers, Buyer Parents, and New Parties agree as follows:

     1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings respectively assigned to them in the Purchase Agreement.

     2. Amendments to the Agreement. The Purchase Agreement is amended as follows:

         A. All references in the Purchase Agreement to the "Agreement" shall mean the Purchase Agreement as amended by this Amendment.

         B. In the recitals to the Purchase Agreement, and thereafter throughout the Purchase Agreement, (i) the name of "Itochu Energy Company" shall be restated as "Itochu Coal International Inc.," and (ii) all references to "Coastal Sub" shall be deemed to be references to CTI.

         C. The New Parties shall hereby be added as signatories and parties to the Purchase Agreement.

         D. The first sentence of Section 2.2(a) of the Purchase Agreement is deleted in its entirety and substituted therefor is the following:

    In consideration for the sale of the LLC Interests, Buyers shall pay to Seller and Coastal Sub on the Closing Date, in immediately-available funds, by wire transfer to the account or accounts designated by Seller not later than three days prior to the Closing Date or by such other method as the parties may mutually agree, an aggregate of (i) Six Hundred Fifteen Million Five Hundred Five Thousand Fifty Dollars ($615,505,050), plus (x) simple interest on Six Hundred Fifteen Million ($615,000,000) at LIBOR from the Pricing Date to the Closing Date and
    (y) simple interest on Five Hundred Five Thousand Fifty Dollars ($505,050) at LIBOR from the date such amount is contributed to the LLC by Seller and Coastal Sub to the Closing Date, and (ii) the amount of any Advances then outstanding (without regard to any closing of Advances into Investment by Parents as provided in Section 2.3), plus simple interest thereon at LIBOR from the date any such Advance is made through (but not including) the Closing Date (the "Purchase Price"). Interest payable under the provisions of this Section 2.2 shall be computed on the basis of a 360-day year and the actual number of days elapsed.

         E. Section 8.3 of the Purchase Agreement is amended by adding the following sentence to the end thereof:

    Notwithstanding the foregoing clauses (a) through (g), all black lung tax rebates relating to coal exported by any of the CSEC Companies, whether for any Pre- Pricing Period, Post-Pricing Period, or a period including both a Pre-Pricing Period and a Post-Pricing Period, shall be the property of Buyers and/or the LLC. If any Affiliate of Coastal, other than a CSEC Company, holds the right to claim any such black lung tax rebate, Coastal shall cause such Affiliate to transfer such right to the LLC at the Closing.

     3. Conflict; Agreement to Continue as Amended. In the event of any conflict between the terms of this Amendment and the terms of the Purchase Agreement, such conflict shall be resolved in favor of this Amendment. As modified by this Amendment, the Purchase Agreement shall continue in full force and effect.

     4.  Counterparts.   This   Amendment  may  be  executed   in  one  or  more
counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

The Coastal Corporation                  Coastal Coal, Inc.

By:    /s/ David A. Arledge              By:      /s/ James L. Van Lanen
Name:  David A. Arledge                  Name:   James L. Van Lanen
Title: President and Chief Executive     Title:  President and Chief Executive
       Officer                                    Officer

Atlantic Richfield Company               Itochu Corporation

By:    /s/ Harold B. Tyber               By:    /s/ Katsumi Takahisa
Name:  Harold B. Tyber                   Name:  Katsumi Takahisa
Its:   Authorized Representative         Its:   On behalf of Itochu Corporation
                                                under that Certain Power of
                                                Attorney dated October 7 1996

Coastal Transition, Inc.                 ARCO Uinta Coal Company

By:    /s/ Austin M. O'Toole             By:    /s/ Harold B. Tyber
Name:  Austin M. O'Toole                 Name:  Harold B. Tyber
Its:   Vice President                    Its:   Authorized Representative

Itochu Coal International Inc.           Canyon Fuel Company, LLC

By:    /s/ Katsumi Takahisa              By:  Coastal Coal, Inc., its member
Name:  Katsumi Takahisa                  By:  /s/ James L. Van Lanen
Its:   Chief Financial Officer           Name:  James L. Van Lanen
                                         Its:   President and Chief Executive
                                                Officer

                                         By:  Coastal Transition, Inc., its
                                              member
                                         By:  /s/ Austin M. O'Toole
                                         Name:    Austin M. O'Toole
                                         Its:     Vice President